Classified Films, LLC. (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Accountant's Compilation Report

Years ended December 31, 2021 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Officers and Directors
Classified Films, LLC

Management is responsible for the accompanying financial statements of Classified Films, LLC which comprise the balance sheet as of December 31, 2021 and 2020, and the related income statement, statement of cash flows, and statement of changes in members' equity for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
April 15th, 2022
Vincenzo Mongio


Classified Films, LLC
Balance Sheet
Years Ended December 31, 2021 and 2020


	12/31/2021	12/31/2020
Assets		
Current Assets		
Cash and Cash Equivalents	$ 37,682	$ 23,675
Total Current Assets	$ 37,682	$ 23,675
Other Current Assets		
Capitalized Film Production Costs in Progress	$ 511,212	$ 399,289
Total Other Current Assets	$ 511,212	$ 399,289
Total Assets	$ 548,894	$ 422,964
Liabilities		
Current Liabilities		
Credit Card Payables	$ 2,125	$ 12,260
Film Financing Loans	$ 602,893	$ 430,741
Total Current Liabilities	$ 605,018	$ 443,001
Total Liabilities	$ 605,018	$ 443,001
Members' Equity		
Members' Capital	$ -	$ -
Retained Earnings	$ (56,124)	$ (20,037)
Total Members' Equity	$ (56,124)	$ (20,037)
Total Liabilities and Members' Equity	$ 548,894	$ 422,964


Classified Films, LLC

Income Statement

Years Ended December 31, 2021 and 2020


	12/31/2021	12/31/2020
Revenue	$ -	$ -
Cost of Goods Sold	$ -	$ -
Gross Profit	$ -	$ -
Selling, General and Administrative Expenses		
Advertising and Marketing	$ 10,074	$ 364
Finance Fees	$ 4,662	$ -
Bank Fees	$ 221	$ 1,045
Other Business Expenses	$ 34	$ 143
Legal and Professional	$ 21,096	$ 9,207
Total Selling, General and Administrative Expenses	$ 36,087	$ 10,759
Total Operating Loss	$ (36,087)	$ (10,759)
Net Loss	$ (36,087)	$ (10,759)

Classified Films, LLC
Statement of Cash flows
Years Ended December 31, 2021 and 2020

	12/31/2021	12/31/2020
Cash flows from Operating Activities:		
Net Income	$ (36,087)	$ (10,759)
Adjustments to reconcile Net Income to net cash provided by operations:		
Increase (decrease) in Credit Card Payables	$ (10,135)	$ 12,260
Net Cash provided by Operating Activities	$ (46,222)	$ 1,501
Cash Flows from Investing Activities:		
Investment in Film Costs	$ (111,923)	$ (229,920)
Net Cash provided by Investing Activities	$ (111,923)	$ (229,920)
Cash Flows from Financing Activities:		
Film Financing Loans	$ 172,152	$ 249,761
Net Cash provided by Financing Activities	$ 172,152	$ 249,761
Net (decrease) increase in Cash and Cash equivalents	$ 14,007	$ 21,342
Cash and Cash Equivalents at the beginning of the period	$ 23,675	$ 2,333
Cash and Cash Equivalents at the end of the period	$ 37,682	$ 23,675


Classified Films, LLC

Statement of Changes in Members' Equity

Years Ended December 31, 2021 and 2020


	12/31/2021	12/31/2020
Beginning Balance	$ (20,037)	$ (9,278)
Member Contributions	$ -	$ -
Member Distributions	$ -	$ -
Net Loss	$ (36,087)	$ (10,759)
Ending Balance	$ (56,124)	$ (20,037)

Classified Films, LLC
Notes to the (Unaudited) Financial Statements
December 31, 2021 and 2020

NOTE 1: ORGANIZATION AND NATURE OF ACTIVITIES

Classified Films, LLC. ("the Company") is formed under the laws of the State of New York. The Company is producing a film with the intention of earning revenue from various distribution platforms.

The Company conducted an equity crowdfunding offering and raised capital to pay for operating and production costs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General, and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a passthrough entity and any associated income tax is computed and paid by the members of the business.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $111,923 and $299,920 of program rights and movie production costs incurred in 2021 and 2020, respectively and no amortization expense has been recorded as of December 31, 2021 as no projects have been completed. The carrying balance of the program rights and production costs as of December 31, 2021 and 2020 was $511,212 and $399,289, respectively.

NOTE 3: DEBT

Film Financing Loans

The company has entered into various Film Financing Agreements with various parties. The terms of repayment call for repayment of 120% of the loaned money until the break-even point. Once repaid and the break-even has been reached, the investor will have a right to revenue participation at a rate of 2.1% of investor's 50% share of all net profits derived by Production Company from the distribution and exploitation of the Film in any, every and all markets and media, whether now known or hereafter discovered, throughout the universe, in perpetuity. The loaned monies do not need to be repaid in the event of a failed production. The Company has film financing loans totaling $602,893 and $430,741 as of December 31, 2021 and 2020, respectively.

NOTE 4: CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5: EQUITY

The company is a multimember LLC which is currently comprised of multiple members. Profit allocations are made in accordance with their pro-rata capital investment.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15th, 2021, the date these financial statements were available to be issued. No significant events have occurred subsequent to the date of these financial statements.

NOTE 7: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration risk: Product

We currently provide a single product offering and do not plan to offer any additional products. If we are not successful in developing, marketing, and distributing the motion picture we may never realize a profit.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Other

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project.

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depends on external forces, outside of the control of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third-party claiming bankruptcy or refusal to pay.